                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                              CERPROBE CORPORATION
                       (Name of Subject Company (Issuer))

                           CARDINAL MERGER SUB., INC.,
                          a Wholly-Owned Subsidiary of

                       KULICKE AND SOFFA INDUSTRIES, INC.
                        (Name of Filing Person (Offeror))

                           Common Stock Par Value $.05
                         (Title of Class of Securities)

                                    156787103
                      (CUSIP Number of Class of Securities)

                               Clifford G. Sprague
                Senior Vice President and Chief Financial Officer
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                                 (215) 784-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)


                            Calculation of Filing Fee

Transaction valuation*                                    Amount of filing fee
     $214,840,660                                               $42,968.13

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all 9,489,760 shares of common stock of Cerprobe Corporation outstanding on September 30, 2000 at a purchase price of $20.00 cash per share. The transaction value also includes the offer price of $20.00 per share multiplied by the number of outstanding options on September 30, 2000, which was 1,252,273. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.

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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                 Form or Registration No.: N/A
Filing Party: N/A                           Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

    This Tender Offer Statement on Schedule TO relates to the offer by Cardinal Merger Sub., Inc., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Kulicke and Soffa Industries, Inc., a Pennsylvania corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.05 per share (the "Common Stock"), together with the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and collectively with the Common Stock, the "Shares") of Cerprobe Corporation, a Delaware corporation (the "Company"), at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10.  Financial Statements.

    (a) Financial information. Not applicable.
    (b) Pro forma information. Not applicable.

Item 11.  Additional Information.


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     (b) Other material information. The information set forth in the Letter of
Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12.  Exhibits. Material to be filed as exhibits to this Schedule TO:

     (a)(1)            Offer to Purchase, dated October 25, 2000.

     (a)(2)            Letter of Transmittal.

     (a)(3)            Notice of Guaranteed Delivery.

     (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(5) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(6) Form of Letter for use by brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(7) Summary newspaper advertisement as published in The Wall Street Journal on October 25, 2000.

     (a)(8)            Press Release dated October 25, 2000.

     Exhibit (b)       Amended and Restated Loan Agreement between Kulicke and
                       Soffa Industries, Inc. and PNC Bank, N.A., dated
                       March 26, 1998, filed as Exhibit 10(a) to Kulicke and
                       Soffa Industries, Inc.'s quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, and incorporated herein by reference.

     Exhibit (d)(1)    Agreement and Plan of Merger, dated as of October 11,
                       2000, by and among Kulicke and Soffa Industries, Inc.,
                       Cardinal Merger Sub.,Inc. and Cerprobe Corporation.

     Exhibit (d)(2)    Stock Option Agreement, dated October 11, 2000, by and
                       among Kulicke and Soffa Industries, Inc., Cardinal Merger
                       Sub., Inc. and Cerprobe Corporation.

     Exhibit (d)(3)    Form of Affiliate Tender Agreement, dated as of October
                       11, 2000, between Kulicke and Soffa Industries, Inc. and certain stockholders of Cerprobe Corporation, filed as
                       Exhibit 4 to Kulicke and Soffa Industries, Inc.'s
                       Schedule 13D filed on October 23, 2000, and incorporated herein by reference.

     Exhibit (g)       Not applicable.

     Exhibit (h)       Not applicable.

Item 13.  Information Required by Schedule 13E-3.

     Not applicable.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2000

                                         KULICKE AND SOFFA INDUSTRIES, INC.

                                         By: /s/ Clifford G. Sprague
                                             _______________________________
                                             Name:  Clifford G. Sprague
                                             Title: Chief Financial Officer


                                         CARDINAL MERGER SUB., INC.

                                         By: /s/ Clifford G. Sprague
                                             _______________________________
                                             Name:  Clifford G. Sprague
                                             Title: Vice President


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                               INDEX TO EXHIBITS

     (a)(1)            Offer to Purchase, dated October 25, 2000.

     (a)(2)            Letter of Transmittal.

     (a)(3)            Notice of Guaranteed Delivery.

     (a)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(5) Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(6) Form of Letter for use by brokers, dealers, commercial banks, trust companies and other nominees.

     (a)(7) Summary newspaper advertisement as published in The Wall Street Journal on October 25, 2000.

     (a)(8)            Press release dated October 25, 2000.

     (b) Amended and Restated Loan Agreement between Kulicke and Soffa Industries Inc., and PNC Bank, N.A., dated
                       March 26, 1998, filed as Exhibit 10(a) to Kulicke and Soffa Industries, Inc.'s quarterly report on Form 10-Q for the quarterly period ended March 31, 1998, and incorporated herein by reference.

     (d)(1) Agreement and Plan of Merger, dated as of October 11, 2000, by and among Kulicke and Soffa Industries, Inc., Cardinal Merger Sub., Inc., and Cerprobe Corporation,

     (d)(2) Stock Option Agreement, dated October 11, 2000, by and among Kulicke and Soffa Industries, Inc., Cardinal Merger Sub. Inc. and Cerprobe Corporation.

     (d)(3) Form of Affiliate Tender Agreement, dated as of October 11, 2000, between Kulicke and Soffa Industries, Inc. and certain stockholders of Cerprobe Corporation, filed as
                       Exhibit 4 to Kulicke and Soffa Industries, Inc.'s
                       Schedule 13D filed on October 23, 2000, and incorporated herein by reference.